October 24, 2018

Lei Sun
Chairman of the Board and Chief Executive Officer
9F Inc.
40/F Wangjing Soho T3
Chaoyang District, Beijing 100102
People's Republic of China

       Re: 9F Inc.
           Draft Registration Statement on Form F-1
           Submitted September 28, 2018
           CIK No. 0001619544

Dear Mr. Sun:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed September 28, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Lei Sun
FirstName LastNameLei Sun
9F Inc.
Comapany Name9F Inc.
October 24, 2018
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Business Metrics, page 3

2. Please revise your next amendment to disclose here, and throughout the document as appropriate, to disclose in US dollars the loan origination volume, fixed income investment volume, approved credit limit, outstanding loan balance, and client assets of fixed income products in the respective periods presented.
3. Please revise your next amendment to disclose the following in the Business Metrics section for the periods presented:

             Number of repeat borrowers;
             Number of active repeat investors;
             New borrower acquisition costs; and
             New investor acquisition costs.
Industry Overview, page 3

4. We note that you are the largest online consumer finance platform in terms of outstanding balance of loans as of December 31, 2017, and the largest wealth management platform in terms of transaction volume in 2017. Please revise this section to provide some context indicating how large and how many competitors you have in these areas.
5. Based on the discussions of your Investors throughout your filing, it appears that a large portion of your investment products consists of peer-to-peer loans where you fulfill a requested loan by matching it to investment subscription requests by your investors. If true, please clarify in your Wealth Management sections that peer-to-peer lending is a significant portion of the products you offer.
Corporate History and Structure, page 6

6. Please revise pages 7 and 96 to indicate what business operations each of your subsidiaries perform. In addition, revise page 6 to add a brief paragraph for each entity listed on page 7 and disclose the revenues and net income for the years ended 2016 and
         2017, and the amount of assets and equity at December 31, 2016 and 2017.
The Offering, page 10

7. Revise to add disclosure of each class of the outstanding convertible preferred shares and disclose how many ordinary shares each class converts to as of the most recent practicable date.

Non-GAAP Financial Measure, page 16

8. You add share-based compensation expense to net income to derive adjusted net income in your reconciliation of net income to adjusted net income. Please revise to show
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9F Inc.
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         the tax effect of the corresponding adjustment as a separate line item. Refer to Non-
         GAAP C&DI Question 102.11.
Risk Factors
We operate in emerging and evolving industries..., page 18

9.       Please indicate what you mean by the term "first-mover."
The laws and regulations governing the industries we operate in in China are developing and evolving..., page 18

10. You disclose that if the method of calculating the overall borrowing costs used by the
         PRC governmental authorities or the PRC courts is different from yours, or if a more stringent method is implemented in the future, the overall borrowing costs of some of your loan products could be deemed as exceeding 36% per annum, and the parts of the borrowing costs exceeding 36% per annum may be ruled as invalid, which would affect your results of operations and financial condition materially and adversely. As a result, the investors of your fixed income products may suffer losses, which would damage your reputation and harm your business. Were this to happen, your reputation, results of operations and financial condition would be adversely affected. Please disclose the amount of loans that exceed 36% since you may not be able to collect the outstanding balance on these loans and you disclose that the failure to collect these loans would adversely affect you.
If we fail to pass the compliance inspection and complete the record-filing for our lending information services..., page 20

11. Please revise this risk factor to provide more detail as to what the issues in Jiufu Puhui's business operation were that were deemed not to be in full compliance with applicable laws.
Our ability to protect the confidential information of our users and funding sources..., page 39

12. Please disclose whether or not you have been subject to any material breaches of any of your cyber-security measures.
We have incurred net losses and negative cash flow from operating activities in the past..., page
48

13. Please revise this risk factor to quantify the net losses or negative cash flow from operations that you have incurred in the interim periods in 2018. Certain data and information in this prospectus were obtained from third-party sources..., page
50

14. Please note in this section that you commissioned the Oliver Wyman report.
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9F Inc.
Comapany Name9F Inc.
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Any failure by our consolidated affiliated entities or shareholders of our consolidated affiliated entities..., page 55

15. We note your disclosure that your VIE agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Please confirm that contract arbitration provisions do not apply to claims under the US federal securities laws.
Substantial uncertainties exist with respect ..., page 59

16. We note the disclosure in the first paragraph on page 61, "(I)f we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal." Please add this as a new risk and disclose possible adverse impacts.
Dilution, page 90

17. Revise, if material, to add a footnote to the first Table and disclose the additional dilution if all of the convertible preferred shares is converted.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Performance, page 108

18. Please disclose credit metrics, such as delinquency rates by balance, delinquency rates by vintage, etc. for loans with terms of less than 12 months and loans with terms of more than
         12 months.
19. You disclose that you assign credit scores to borrowers based on your Insight-Credit Score model. Your Rainbow Rating system then translates the Insight-Credit Score into tiered credit approvals and pricing, and divides the eligible borrowers into seven grades. Please disclose the credit scores or grades assigned to your outstanding loans for the periods presented. Please also disclose the related credit score definition and the likelihood of expected credit loss for the credit score or grade.
Results of Operations
Net Revenues, page 110

20. Please revise your next amendment to disclose revenue from wealth management products separately herein and throughout the document as appropriate. Please consider disclosing wealth management revenue in your disaggregation of revenues disclosures in the table on page F-18 as required by ASC 606-10-50-5 and 6.
21. You disclose that "the faster growth of post-origination service fees was due to a change in product mix, the percentage of service fees allocated to post-origination service increased significantly in 2017." Please discuss and analyze the reasons why the percentage of service fees allocated to post-origination service increased significantly in
         2017 due to a change in product mix.
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FirstName LastNameLei Sun
9F Inc.
Comapany Name9F Inc.
October 24, 2018
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Operating Costs and Expenses, page 111

22. Your sales and marketing expenses increased almost 87% in 2017 and your general and administrative expenses increased almost 483% in 2017. Please revise your next amendment to disclose:

             Sales and marketing expenses by type (i.e. salaries and benefits, advertising, etc.) and to discuss and analyze any material period over period changes; Why your sales and marketing expenses decreased as a percentage of total revenues
             from 51.7% in 2016 to 32.8% in 2017 due to improved effectiveness of your user acquisition efforts and user acquisition through online channels;
and
             General and administrative expenses by type (i.e. salaries and benefits, share-based compensation, research and development, etc.) and to discuss and analyze any material period over period changes.
23. You disclose in your risk factors that if you fail to detect fraud you may be subject to liabilities. Please disclose the amount of losses due to fraud and discuss and analyze trends in losses incurred due to fraud.
Critical Accounting Policies, Judgments and Estimates
Revenue recognition, page 123

24. Service fees charged to investors are collected at the inception and at the end of the investment terms. Please revise your next amendment to disclose the following concerning these service fees:

             Quantify service fees and post-loan origination service fees charged to borrowers and investors in the periods presented;
             Disclose why you collect service fees from investors at the inception and at the end of the investment terms;
             Quantify service fees to investors collected at the inception of the investment term and the end of the investment term in the periods presented;
             Consider disclosing service fees to borrowers and investors in your disaggregation of revenues disclosures in the table on page F-18 as required by ASC 606-10-50-5 and 6;
             and
             Disclose how you account for the service fees to investors collected at the end of the investment term.
Quality Assurance Fund Liability , page 125

25. You disclose that you entered into an arrangement with Nanfeng Guarantee for loans with durations longer than 12 months in September 2017. You also disclose you entered into an enhanced investors' protection plan with Guangdong Success with respect to loans with terms of more than 12 months in January 2018. Please address the following:
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Comapany Name9F Inc.
October 24, 2018
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             Tell us why you signed a new agreement with Guangdong Success only a few months after you signed an agreement with Nanfeng Guarantee for loans with durations longer than 12 months;
             Disclose any differences between the investor protection plans offered by Nanfeng
             Guarantee and Guangdong Success;
             Revise to clarify your disclosure that "Guangdong Success will make additional repayment up to a cap equal to certain times of the guarantee fee we paid to
             Guangdong Success" since it is unclear how the cap is equal to certain times of the guarantee fee we paid to Guangdong Success; and Tell us the cap percentage and how you determined the cap percentage.


26. You disclose on page 29 that there are loans with durations less than 12 months (inclusive of 12 months) that are not covered by the third party insurance program. Please disclose the amount of these loans, credit metrics for these loans and the protection offered to investors, if any, for these loans.
Business
Our Products and Services , page 147

27. You disclose that loan prepayments require your pre-approval. Please disclose the factors you consider in pre-approving prepayments, the percentage of loan prepayments and the amount of any prepayment fees associated with loan prepayments.
28. Please tell us how your lending process is structured for your automated investing tools to invest in fixed income products. Please tell us the following:
           how investor committed funds are matched with borrower loan requests. Please include an example walking through the process whereby investor committed funds are matched with borrower loan requests;
           whether certain loans are funded by multiple investors;
           whether investor funds are divvied up to fund multiple loans;
           if other legal entities are used to facilitate the flow of funds and, if so, who these legal entities are, if you control these legal entities, and how these legal entities are accounted for; and
           how you concluded that off-balance sheet accounting is appropriate for loans facilitated on your platform.
29. You disclose on page 50 that, "If an investment commitment period ends during the term of an underlying loan, we will facilitate the investor's exit on the investor's behalf by transferring his or her rights with respect to the underlying loans. There is no guarantee that the transfer of the underlying loans upon the expiry of the investment commitment period will be arranged successfully." Please revise your next amendment to disclose how, and by whom, these loans are funded if an investment commitment period ends
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Comapany Name9F Inc.
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         during the term of an underlying loan.
Our Products and Services, Non-revolving products, page 148

30. Please provide more detail as to what a home rental loan is and how it works.
Loan Facilitation - Borrower Transaction Process, page 154

31. Please provide more detail regarding the process a borrower and lender must go through in order to utilize one of your typical loans. Describe what information a potential borrower provides to you, how you verify that information, what the range of potential interest rates that a borrower may be subject to, the average size of the loans you provide, the weighted average interest rate your products, and any other information that could provide a more detailed understanding of your loan products from a borrower's perspective.

         In addition, please provide additional detail regarding the information a potential investor provides to you when they decide to invest in your loan products. What is the minimum investment, what discretion does the investor have, what information about the borrow does the investor receive, what is the average rate of return on these investments, and any other information that could provide a more detailed understanding of your loan products from an investor's perspective.
Risk Management, Data Collection, page 155

32. Please revise this section to specify what data you collect in your credit assessment process.
Related Party Transactions, Transactions with Certain Directors and Senior Management and
Entities Controlled by our Directors and Senior Ma, page 205

33. We note that your disclosure indicates that you have included the "major" transactions with your directors and senior management. Please confirm that you have disclosed all of the related party transactions that are required by Item 7.B.1 of Form 20-F.
Limitations on Obligations and Liability to ADS Holders, page 226

34. We note your disclosure on page 228 that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company's shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address any questions as to enforceability. Finally, please revise the disclosure and the deposit agreement to state that, by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's
 Lei Sun
9F Inc.
October 24, 2018
Page 8
         compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

35. Please revise your next amendment to quantify cash incentives paid to existing investors, cash incentives paid to new investors, cash incentives recognized as a reduction of revenue for the periods presented and to disclose the GAAP guidance used to account for these cash incentives.
36. You recognize revenues in `Other revenues' related to the online shopping platform, One
         Card Mall. Please address the following concerning these revenues:

             Tell us the revenue related to the online shopping platform in the periods presented;
             Tell us about the nature and the business purposes of the advances to suppliers;
             Tell us the gross components of revenue and expenses related to the online shopping platform in the periods presented; and
             Tell us how you determined that you are acting as an agent for the suppliers and the accounting guidance you relied upon to form this conclusion.
37. You disclose that you charge investors service fees for early termination if a cash-out request is made within the investment commitment period. Please disclose your revenue recognition policy for early termination fees and if material, the amount of the early termination fees.

Notes to Consolidated Financial Statements For the Years Ended December 31, 2016 and 2017
Note 13. Share-Based Compensation, page F-43

38. Please revise your next amendment to provide information which identifies the share-
         based compensation expense recognized with each issuance of share options.
        You may contact David Irving, Staff Accountant at (202) 551-3321 or Gus Rodriguez,
Accounting Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-
3234 or Michael Clampitt, Senior Staff Attorney at (202) 551-3434 with any other questions.



FirstName LastNameLei Sun                                     Sincerely,
Comapany Name9F Inc.
                                                              Division of
Corporation Finance
October 24, 2018 Page 8                                       Office of
Financial Services
FirstName LastName